Filed by Encana Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Encana Corporation Commission File No. for Registration Statement on Form SͲϰĨŝůĞĚďǇϭϴϰϳϰϯϮůďĞƌƚĂh>͗ϯϯϯͲϮϯϰϱϮϲ Encana Corporation Focusing on the ShareholderFiled by Encana Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Encana Corporation Commission File No. for Registration Statement on Form SͲϰĨŝůĞĚďǇϭϴϰϳϰϯϮůďĞƌƚĂh>͗ϯϯϯͲϮϯϰϱϮϲ Encana Corporation Focusing on the Shareholder

2

U.S. Domicile Focuses on the Shareholder

- **Unlocks value through exposure to bigger, deeper pools of capital**
  - Head office will be in Denver, Colorado
- **Net positive potential Shareholder demand gain (>$1B)[1]**
  - (+) Larger U.S. index funds / passive investments & (-) smaller Canadian funds
- **Substantial new demand through >15x larger U.S. Market[2,3]**
  - Exposure to multiple Core & Secondary market indices (S&P 400 & S&P XOP)
- **Market Value and new domicile provide strong position[1,2]**
  - Largest S&P 400 E&P by >$1B Market Value & larger than smallest S&P 500 E&P
- **Additional index fund exposure provides stable, long-term ownership**
  - Greater index fund exposure / passive investment provides "sticky" long-term shareholders that effectively reduce volatility and generate demand
- **Continued commitment to Canada and Canadian shareholders**
  - No change to business plan, operations or strategy
  - No change to Canadian presence in assets or people (Executive Leadership Team has a strong presence in Calgary)



Passive Investing on the Rise[4]
$T AUM Change YoY
8%
+$0.4
$(0.3)
(4%)
Active
Passive

(1) FactSet market data as of November 1, 2019. <10% ECA passive ownership vs peer passive ownership of ~30% provides potential for ~20% of additional exposure
(2) Inclusion in stock market indices is subject to numerous factors and at the sole discretion of the entity managing the index
(3) Morningstar market data as of September 2019. Reflects U.S. and Canadian Exchange Traded Fund assets as a proxy for equity market size comparison
(4) Morningstar data as of September 2019. Represents YoY Fund Flows for U.S. and EU

encana

3

S&P Index Overview

Market Value of S&P 500 E&P Companies[1]


FY19 Consensus Estimate Liquids Production (Mbbls/d)
Market Value ($B)
2,404
1,890
855
586
751
$294
$221
$63
$41
$38
279
$21
203
$21
241
$14
207
$14
282
$10
206
$10
305
$9
291
$9
$8
0
314
$6
162
$4
XOM
CVX
COP
EOG
OXY
PXD
HES
FANG
CXO
MRO
NBL
APA
DVN
COG
ECA
XEC

ECA is the #6 FY19E liquids producer

Market Value of S&P 400 E&P Companies[1]


FY19 Consensus Estimate Liquids Production (Mbbls/d)
Market Value ($B)
314
$6
$4
130
$4
122
$3
35
156
$2
$2
37
$2
14
78
$1
63
$1
ECA
WPX
MUR
EQT
CHK
MTDR
CNX
SWN
OAS

FY19E Liquids production is >2x closest peer

Note: FactSet market value and consensus production estimates as of November 1, 2019. ECA volumes represent updated proforma full year guidance as the October 31, 2019 earnings release
(1) Inclusion in stock market indices is subject to numerous factors and at the sole discretion of the entity managing the index

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4

U.S. Domiciled Peers Have Greater Fund Exposure

Summary

- ECA has substantially less index / passive ownership compared to S&P 500 & 400 Peers
- ECA is represented in <60 top 10 institutional money manager funds compared to >125 for Peers
- +20% of passive ownership could expose ECA to >$1B of additional demand

	Index Inclusions (Top 10 Institutions)		
	% Passive	**% of Float**	**# of Funds**
Encana	7%	5%	58
Peers	27%	25%	127
Delta	**20%**	**20%**	**69**

Details

		S&P 500 Peers									S&P 400 Peers		
	Encana	**Peer 1**	**Peer 2**	**Peer 3**	**Peer 4**	**Peer 5**	**Peer 6**	**Peer 7**	**Peer 8**	**Peer 9**	**Peer 1**	**Peer 2**	**Peer Avg.**
Passive Ownership (% of Float) [1]													
Capital IQ	5%	26%	23%	28%	25%	28%	21%	28%	26%	23%	23%	29%	25%
FactSet	6%	28%	24%	31%	27%	30%	22%	32%	28%	24%	26%	31%	28%
Thomson One	9%	29%	25%	32%	28%	31%	23%	30%	28%	25%	27%	33%	28%
Average	**7%**	**28%**	**24%**	**30%**	**27%**	**30%**	**22%**	**30%**	**27%**	**24%**	**25%**	**31%**	**27%**
Index Inclusions (% of Float / # Funds) [2]													
Institution 1	3% / 8	11% / 28	11% / 22	12% / 30	11% / 27	12% / 26	8% / 27	12% / 26	11% / 25	8% / 27	9% / 19	12% / 20	11% / 25
Institution 2	0% / 20	5% / 33	4% / 25	6% / 40	5% / 34	6% / 41	4% / 32	5% / 37	5% / 33	5% / 36	8% / 24	10% / 24	6% / 33
Institution 3	0% / 10	5% / 30	4% / 10	5% / 29	5% / 29	6% / 31	5% / 31	5% / 31	5% / 31	5% / 32	3% / 15	4% / 16	5% / 26
Institution 4	0% / 7	1% / 19	1% / 14	2% / 24	1% / 18	2% / 20	1% / 15	2% / 23	1% / 18	1% / 22	1% / 14	1% / 15	1% / 18
Institution 5	0% / 2	1% / 9	1% / 2	1% / 9	1% / 8	1% / 11	1% / 9	1% / 10	1% / 8	1% / 10	1% / 3	1% / 4	1% / 8
Institution 6	1% / 3	1% / 4	1% / 3	1% / 4	1% / 4	1% / 4	1% / 4	1% / 4	1% / 4	1% / 4	-% / n.a.	1% / 3	1% / 4
Institution 7	-% / n.a.	0% / 1	-% / n.a.	0% / 1	-% / n.a.	-% / n.a.	-% / n.a.	0% / 1	-% / n.a.	-% / n.a.	-% / n.a.	1% / 1	0% / 1
Institution 8	0% / 1	0% / 3	0% / 3	0% / 5	0% / 4	0% / 4	0% / 3	0% / 3	0% / 4	0% / 4	0% / 1	0% / 2	0% / 3
Institution 9	0% / 5	0% / 8	0% / 5	0% / 8	0% / 8	0% / 8	0% / 8	0% / 9	0% / 8	0% / 8	0% / 3	0% / 4	0% / 7
Institution 10	0% / 2	0% / 3	0% / 2	0% / 3	0% / 3	0% / 3	0% / 3	0% / 3	0% / 3	0% / 3	0% / 2	0% / 2	0% / 3
Top 10 Funds	**5% / 58**	**25% / 138**	**22% / 86**	**27% / 153**	**24% / 135**	**27% / 148**	**20% / 132**	**27% / 147**	**25% / 134**	**21% / 146**	**23% / 81**	**29% / 91**	**25% / 127**

Note: S&P 500 Peers include APA, CLR, COG, CXO, DVN, EOG, MRO, NBL, PXD and S&P 400 Peers include WPX, MUR. Top 10 institutional money managers include The Vanguard Group, BlackRock Fund Advisors, SSgA Funds Management, Geode Capital Management, Northern Trust Investments, Legal & General Investment Management, Parametric Portfolio Associates, Rafferty Asset Management, State Street Global Advisors, Vanguard Investments Australia
(1) Based on Capital IQ, FactSet, and Thomson One classifications of index holdings
(2) Based on FactSet fund level holding and classifications

encana

ILLUSTRATIVE INDEX FAMILY REBALANCING WITH U.S. DOMICILE

5

Eligible Core Index Outlook

Index Family	Illustrative Core Index Exposure [1]	Rebalancing Timing
S&P	**(+)** S&P 400 & S&P 1500 **(-)** S&P TSX Composite & S&P TSX 60	Discretionary
Russell	**(+)** Russell 1000 & Russell 3000 **(-)** None	Annually *May – Preliminary line up* *June – Final decisions*
CRSP	**(+)** CRSP Total Market Index & CRSP Small-Cap Index **(-)** None	Quarterly
MSCI	Currently in the MSCI North American Index **(-)** MSCI Canadian Index	Quarterly

Substantial additional demand from secondary indices such as S&P XOP

Note: FactSet market data, illustrative index core exposure based on current index inclusion of U.S. domiciled peers
(1) Inclusion in stock market indices is subject to numerous factors and at the sole discretion of the entity managing the index encana

6

Index Inclusion Dislocated from U.S. Peers

	ECA	Peer Avg.	APA	CLR	COG	CXO	DVN	EOG	MRO	NBL	PXD	MUR	WPX
Domicile	Canada	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.	U.S.
Exchange Listing	NYSE / TSX	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
Market Cap ($B)	$6	$13	$9	$11	$8	$14	$9	$41	$10	$10	$21	$4	$4
Float	~100%	91%	~100%	22%	98%	99%	97%	~100%	~100%	99%	99%	94%	98%
Key Indices													
S&P 500			✓		✓	✓	✓	✓	✓	✓	✓		
S&P 400												✓	✓
S&P 1500			✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
S&P TSX Composite	✓												
S&P TSX 60	✓												
Russell 1000			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Russell 2000													
Russell 3000			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MSCI North America Index	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		
MSCI U.S. Index			✓	✓	✓	✓	✓	✓	✓	✓	✓		
MSCI Canadian Index	✓												
CRSP U.S. Large-Cap Index			✓	✓	✓	✓	✓	✓	✓	✓	✓		
CRSP U.S. Mid-Cap Index			✓	✓	✓	✓	✓		✓	✓			
CRSP U.S. Small-Cap Index												✓	✓
CRSP U.S. Total Market Index			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Total Index Inclusions	**4**	**8**	**9**	**7**	**9**	**9**	**9**	**8**	**9**	**9**	**8**	**6**	**6**

Source: Capital IQ, FactSet, Public Disclosures. Market data as of November 1, 2019 encana

7 Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana’s subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), has filed a registration statement on Form S-4, which includes Ovintiv’s preliminary prospectus as well as Encana’s preliminary proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWCO, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Participants in the Solicitation Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.7 Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana’s subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), has filed a registration statement on Form S-4, which includes Ovintiv’s preliminary prospectus as well as Encana’s preliminary proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWCO, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Participants in the Solicitation Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

8 Future Oriented Information This communication contains forward-looking statements or information (collectively, FLS ) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization and benefits thereof, including access to larger pools of capital, comparability with U.S. peers, increase in passive and index ownership, shareholder demand and inclusion in certain indices and funds; continued commitment to Canada; estimated liquids production; and impact of current domicile on valuation and fund exposure;. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required approvals; applicability of certain securities regulations and exemptions; successful listings on applicable stock exchanges; assumptions in corporate guidance; assumptions stated in this communication; and expectations and projections made in light of Encana's historical experience. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of required approvals and satisfaction of other conditions; publicity resulting from the reorganization; timing of index and fund inclusion and associated criteria; risks inherent in corporate guidance; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana's other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.8 Future Oriented Information This communication contains forward-looking statements or information (collectively, FLS ) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization and benefits thereof, including access to larger pools of capital, comparability with U.S. peers, increase in passive and index ownership, shareholder demand and inclusion in certain indices and funds; continued commitment to Canada; estimated liquids production; and impact of current domicile on valuation and fund exposure;. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required approvals; applicability of certain securities regulations and exemptions; successful listings on applicable stock exchanges; assumptions in corporate guidance; assumptions stated in this communication; and expectations and projections made in light of Encana's historical experience. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of required approvals and satisfaction of other conditions; publicity resulting from the reorganization; timing of index and fund inclusion and associated criteria; risks inherent in corporate guidance; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana's other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.